Filed by IAC/InterActiveCorp

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No. 0-20570

IAC/InterActiveCorp

Thomas J. McInerney

EVP & CFO, IAC

Bear Stearns Media Conference

March 1, 2005

IAC/InterActiveCorp

Strong Results

$ in millions, except per share amounts

	2003	2004	Growth
Revenue (on a comparable net basis)	$5,388	$6,193	15%
Operating Income Before Amortization	$860	$1,024	19%
Margin	16.0%	16.5%	50 bps
Adjusted Net Income	$620	$747	20%
Adjusted EPS	$0.81	$0.97	21%

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Leading Brands

[Chart displaying IAC’s leading Electronic Retailing, IAC Local & Media Services, Interval, Teleservices, Personals, Ticketing and Financial Services & Real Estate brands, and Expedia’s leading brands.]

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Independently Well Positioned

IAC		Expedia

Multiple interactive verticals		•	Pure play travel company
•	#1 or #2 in most categories	•	#1 online
•	Huge market opportunities	•	Huge worldwide growth opportunities
•	Mix of established / early stage businesses	•	Big corporate travel potential
•	Strong balance sheet	•	Great cash flow

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Business Mix IAC Post Spin-Off

3/4th of revenue:
•	HSN U.S.	•	Established leaders
•	Ticketing	•	Each 20+ years old
•	Interval	•	Solid growth and margins
•	PRC

1/4th of revenue:
•	HSN International	•	Early growth stages
•	Personals	•	Huge market opportunities
•	Local and Media Services	•	Scaleable
•	Financial Services
•	Real Estate

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Powerful Balance Sheet

$ in millions, as of December 31, 2004

[Bar graph levels of IAC’s cash & securities ($3,610) plus VUE securities ($2,200) for total cash and securities of $5,810 less debt and Preferred ($2,018) for net cash and securities of $3,792 as of 12/31/2004.]

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

History of Creating Value

$ in millions

8/95 — Today CAGR:

IAC Stock  14%

S&P 500     8%

[Line graph showing changes in CAGR (overall growth in CAGR for the full period) of IAC Stock and the S&P 500 from 8/95 through 2004.]

Net cash (debt)

12/95:      $(84) million

12/04:        $3.8 billion

[Line graph showing changes in net cash (debt) level (overall growth in cash for the full period) from 8/95 through 2004.]

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Solid Momentum HSN U.S.	[HSN Logo]
$ in millions

[Bar graph showing growth in revenues (in terms of dollars and percentages) for 2003 as compared to 2002 (revenues of $1,764 in 2003 and $1,613 in 2002 for percentage growth of 9%) and 2004 as compared to 2003 (revenues of $1,906 in 2004 and $1,764 in 2003 for percentage growth of 8%)]

[Bar graph showing growth in Operating Income Before Amortization (in terms of dollars and percentages) for 2003 as compared to 2002 (OIBA of $168 in 2003 and $131 in 2002 for percentage growth of 28%) and 2004 as compared to 2003 (OIBA of $195 in 2004 and $168 in 2003 for percentage growth of 16%)]

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Then versus Now HSN U.S.	[HSN Logo]

	2001	2004
Better metrics...
HSN.com revenue	$128 mm	$303 mm
HSN.com as% of revenue	8%	16%
Gross profit margin	34%	37%
Return rate	19%	16%
Improved service...
Packages shipped w/i 48 hrs	86%	97%
Phone sales abandon rate 2002	10%	4%

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Interactive Retailing Markets U.S.	[HSN Logo]
$ in billions

Television $7 Billion 6-10% growth	Internet $70 Billion 25-30% growth

[Pie chart showing the respective shares of the $7 billion market of the following retailers: QVC ($4.0 billion), HSN ($1.9 billion), ShopNBC ($0.7 billion), Shop-At-Home ($0.3 billion) and Other ($0.3 billion)]

[Pie chart showing the respective shares of the $70 billion market of the following retailers: Other ($28.8 billion), Store chains ($16.4 billion), Pure Internet ($9.7 billion), Manufacturers ($8.1 billion), Catalog ($5.9 billion), Other TV.com ($0.8 billion) and HSN.com ($0.3 billion)]

HSN Share 27%	HSN Share 0.4%

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Multi-Channel Expansion

[HSN Logo]

[Photos of Cornerstone Brands, Inc. catalogs (Frontgate, Ballard Designs, TravelSmith, Garnet Hill, The Territory Ahead and Windoware)	[Cornerstone Brands, Inc. Logo]
	•	$720 mm (net) purchase price
	•	Leading Catalog and Internet brands
	•	37% online
	•	2.6 mm active customers
	•	Strong track record of growth
	•	Platform for additional growth

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

A Leading Exchange                                                 [Interval International Logo]

Resort à Developer ß	[Interval International Logo]	ßTimeshare àOwner

• Leading brands • Long-term exclusive deals • Provide marketing, sales and operational services	• Strong recurring revenues • Internet growth initiatives • Membership club opportunity	• Growing worldwide base • Superior demographics • Exchange & Getaway • Other value-added services

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

Mining Opportunities

Electronic Retailing	Interval	Ticketing
• “Love the Customer” • Close gap w/ QVC • Multi-channel • Turnaround Germany	• Leverage Inventory • Internet initiatives • New services	• Sell More Tickets, Better • Internet initiatives • International

IAC Local & Media Services	Personals	Financial Services & Real Estate
• Online migration • Pay for performance • Cultivate local network	• Focus on core • International • New marketing	• Online migration • LendingTree Loans • Real estate

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

IAC/InterActiveCorp

Important

Safe Harbor Statement Under The Private Securities Litigation Reform Act Of 1995

This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements anticipating future growth in revenues and operating income before amortization. These forward-looking statements are necessarily estimates reflecting the best judgment of IAC’s senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.  These risks and uncertainties are described in IAC’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended 2003, especially in the Management’s Discussion and Analysis sections, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.  Other unknown or unpredictable factors also could have material adverse effects on IAC’s future results, performance or achievements.  In light of these risks and uncertainties, the forward-looking events discussed in this presentation may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this presentation.

IAC is not under any obligation and does not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this presentation to reflect circumstances existing after the date of this presentation or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION

In connection with the proposed spin-off it is currently expected that IAC will file a proxy statement/prospectus with the SEC. Stockholders of IAC are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at WWW.SEC.GOV. In addition to the proxy statement, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at WWW.SEC.GOV. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC’s proxy statement, filed with the SEC on April 29, 2004.

Prepared 3/1/05 — Read important disclaimer(s)

IAC/InterActiveCorp

IAC/InterActiveCorp

RECONCILIATIONS

$ in Millions

Reconciliation of HSN U.S. Operating Income Before Amortization to operating income

	2002	2003	2004
Operating Income Before Amortization	$131.4	$168.3	$194.7
Amortization	(32.6)	(50.8)	(52.9)
Operating Income	$98.7	$117.5	$141.7

Reconciliation of IAC Operating Income Before Amortization to Net income

	FY
	2004	2003
Operating Income Before Amortization	$1,024.5	$860.1
Amortization and merger costs	(792.0)	(459.9)
Operating (loss) income	$232.5	$400.2
total other income (expense), net	146.2	(137.8)
Earnings from cont. operations before income taxes and min. int.	378.7	262.4
Income tax expense	(179.2)	(70.7)
Minority interest	(13.7)	(65.0)
(Loss) earnings from continuing operations	185.8	126.7
Discontinued Operations, net of tax	(20.9)	40.7
(Loss) earnings before preferred dividends	164.9	167.4
Preferred dividends	(13.1)	(13.1)
Net (loss) income available to common shareholders	$151.8	$154.3
Diluted (loss) earnings per share	$0.20	$0.23
GAAP diluted weighted average shares outstanding	742.4	643.3
Net (loss) income	$151.8	$154.3
Amortization of distribution and marketing expense	18.0	51.4
Amortization of compensation expense	241.7	128.2
Amortization of intangibles	347.5	268.5
Goodwill impairment	184.8	—
Merger costs	—	11.8
Discontinued Operations, net of tax	20.9	(40.7)
Equity in the (income) losses of VUE	(16.2)	224.5
Impact of pro forma adjustments, income taxes and minority interest	(214.5)	(191.0)
Preferred dividends	13.1	13.1
Adjusted Net Income	$747.0	$620.0
Adjusted EPS weighted average shares outstanding	769.0	770.1
Adjusted EPS	$0.97	$0.81
GAAP Basic weighted average shares outstanding	696.0	600.1
Options, warrants and restricted stock, treasury method	46.4	43.3
GAAP Diluted weighted average shares outstanding	742.4	643.3
Pro forma adjustments	—	104.4
Convertible preferred; add’l restricted shares for adjusted EPS	26.5	22.4
Adjusted EPS shares outstanding	769.0	770.1

Prepared 3/1/05 — Read important disclaimer(s)